UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 3)

Ship Finance International Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G81075106
(CUSIP Number)

Frontline Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
Attn: Georgina E. Sousa
+1 (441) 295 6935

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

73,383

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

73,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,383

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*28,092,070

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

*28,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*28,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.3%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 48.4% of the issued and outstanding shares of Frontline Ltd. and may be deemed to beneficially own the Common Shares that Frontline Ltd. beneficially owns. Hemen Holding Limited may also be deemed to beneficially own the 6,100,000 Common Shares it has lent to Farahead Investments Inc. due to the Farahead Share Lending Arrangement. The 28,092,070 Common Shares includes Frontline Ltd.'s 73,383 Common Shares and Farahead Investments Inc.'s 6,100,000 Common Shares.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*28,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*28,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*28,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.3%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*28,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*28,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*28,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.3%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "C.K. Limited Trusts"). The C.K. Limited Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Farahead Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*6,100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*6,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*6,100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

* Farahead Investments Inc. beneficially owns 6,100,000 Common Shares, which have been borrowed from Hemen Holding Limited.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenfields Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*6,100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*6,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*6,100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

* Greenfields Holding Inc. is the sole shareholder of Farahead Investments Inc. As such, it may be deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GSA Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*6,100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*6,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*6,100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

* GSA Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "GSA Limited Trusts," and together with the C.K. Limited Trusts, the "Trusts"). The GSA Limited Trusts are the sole shareholders of Greenfields Holdings Inc. and the indirect owners of Farahead Investments Inc. As such, GSA Limited may be deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*28,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*28,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*28,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.3%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 28,092,070 Common Shares through his indirect influence over Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc., and Greenfields Holding Inc., the shares of which are held in the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 28,092,070 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc. except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 28,092,070 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc.

CUSIP No.	G81075106

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed by Frontline Ltd., a Bermuda exempted company ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Farahead Investments Inc., a company incorporated in Liberia ("Farahead"), Greenfields Holding Inc., a company incorporated in Liberia ("Greenfields"), GSA Limited, a company incorporated in Jersey ("GSA Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited, the "Reporting Persons") on July 14, 2017, with respect to the common shares, par value $0.01 per share (the "Common Shares") of Ship Finance International Limited, a Bermuda exempted company (the "Issuer"). Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D/A. Except as specifically amended by this Amendment No. 3, the Schedule 13D/A is unchanged.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 3 amends the Schedule 13D/A to add the following paragraph to Item 3 of the Schedule 13D/A:

On October 17, 2017, Farahead returned 900,000 Common Shares previously borrowed from Hemen pursuant to the Farahead Share Lending Arrangement.

Item 4. Purpose of Transaction

This Amendment No. 3 amends the Schedule 13D/A to add the following sentence to Item 4 of the Schedule 13D/A:

The information included in Item 3 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

This Amendment No. 3 amends and restates in its entirety Item 5 to the Schedule 13D/A as follows:

(a)-(c)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 73,383 Common Shares, constituting 0.1% of the outstanding Common Shares, based upon 102,930,873* Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 73,383 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 73,383 Common Shares.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 28,092,070 Common Shares, constituting 27.3% of the Common Shares based upon 102,930,873* Common Shares outstanding. The 28,092,070 Common Shares includes Frontline's 73,383 Common Shares and Farahead's 6,100,000 Common Shares. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 28,092,070 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 28,092,070 Common Shares.

As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 28,092,070 Common Shares, constituting 27.3% of the Common Shares based upon 102,930,873* Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 28,092,070 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 28,092,070 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 28,092,070 Common Shares, constituting 27.3% of the Common Shares based upon 102,930,873* Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 28,092,070 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 28,092,070 Common Shares.

As of the date hereof, Farahead may be deemed to be the beneficial owner of 6,100,000 Common Shares, constituting 5.9% of the Common Shares based upon 102,930,873* Common Shares outstanding. Farahead has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 6,100,000 Common Shares. Farahead has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,100,000 Common Shares.

As of the date hereof, Greenfields, through Farahead, may be deemed to be the beneficial owner of 6,100,000 Common Shares, constituting 5.9% of the Common Shares based upon 102,930,873* Common Shares outstanding. Greenfields has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 6,100,000 Common Shares. Greenfields has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,100,000 Common Shares.

As of the date hereof, GSA Limited, through Greenfields, may be deemed to be the beneficial owner of 6,100,000 Common Shares, constituting 5.9% of the Common Shares based upon 102,930,873* Common Shares outstanding. GSA Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 6,100,000 Common Shares. GSA Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,100,000 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 28,092,070 Common Shares through his indirect influence over Hemen, Greenwich, Farahead and Greenfields, the shares of which are held in the Trusts, constituting 27.3% of the Common Shares based upon 102,930,873* Common Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 28,092,070 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 28,092,070 Common Shares.

* According to the Issuer, there were 110,930,873 Common Shares outstanding as of October 31, 2017. In September 2016, Hemen loaned 8,000,000 Common Shares to an affiliate of the Issuer (the "Hemen Share Lending Arrangement"), which on-loaned the 8,000,000 Common Shares to an affiliate of one of the underwriters in the issuance of the Issuer's 5.75% convertible senior notes due 2021 (the "Underwriter Share Lending Arrangement") to facilitate hedging transactions by the investors of the notes. In November 2016, the Issuer issued 8,000,000 new Common Shares to Hemen to close out the Hemen Share Lending Arrangement. Accordingly, for the purposes of calculating the percentage of beneficial ownership, the Reporting Persons have excluded from the total issued and outstanding Common Shares of the Issuer the aforementioned 8,000,000 Common Shares that have been loaned under the Underwriter Share Lending Arrangement since it has been agreed under the Underwriter Share Lending Arrangement that such shares will be returned to the Issuer on or before the maturity of the 5.75% convertible senior notes due 2021.

Certain directors and officers of Frontline also beneficially own less than 0.1% of the Common Shares. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 of the Schedule 13D/A.

On October 17, 2017, Farahead returned 900,000 Common Shares previously borrowed from Hemen pursuant to the Farahead Share Lending Arrangement. Except as otherwise described in this Amendment No. 3, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d)
Except as described in this Amendment No. 3, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 7. Materials to be Filed as Exhibits

This Amendment No. 3 amends and restates Item 7 of the Schedule 13D/A in its entirety as follows:

Exhibit A:	Joint Filing Agreement

Exhibit B:	SFLC Share Lending Agreement I (incorporated by reference to Exhibit B of the Reporting Persons' Schedule 13D/A filed with the U.S. Securities and Exchange Commission on October 11, 2016)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2017
(Date)

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Farahead Investments Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenfields Holding Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

GSA Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)

John Fredriksen* (Name)

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).